Exhibit 99.2

MEGA MATRIX INC.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF

FINANCIAL CONDITION AND RESULTS OF OPERATIONS

You should read the following discussion in conjunction with our unaudited condensed consolidated financial statements and the related notes included in Exhibit 99.1, submitted on the Form 6-K filed with the Securities and Exchange Commission (SEC”) the same day. We urge you to carefully review and consider the various disclosures made by us in this Exhibit 99.2 and in our other SEC filings, including our annual report on Form 20-F for our fiscal year ended December 31, 2024 and in our reports on Form 6-K, as amended and/or updated from time to time. Some of the statements in the following discussion are forward-looking statements. See “Special note regarding forward-looking statements.”

Unless otherwise stated herein, and except where the context otherwise requires and for the purposes of this Exhibit 99.2 only:

● “Company,” “we,” “MPU Cayman,” “us,” and “our” refer to the combined business of Mega Matrix Inc., formerly known as Marsprotocol Inc., an exempted company incorporated under the laws of the Cayman Islands, and its consolidated subsidiaries, except where expressly noted otherwise or the context otherwise requires;

● “Digital Asset” refers to any computer-generated math-based and/or cryptographic protocol that may, among other things, be used to buy and sell goods or pay for services. Cryptocurrency represent one type of digital asset;

● “Exchange Act” refers the Securities Exchange Act of 1934, as amended;

● “FunVerse” refers to the MPU DE’s wholly-owned subsidiary FunVerse Holding Limited, a company incorporated under the laws of British Virgin Islands company;

● “MPU DE” refers to Mega Matrix Corp., a Delaware corporation and wholly-owned subsidiary of MPU Cayman after the Redomicile Merger;

● “MPU Merger Sub” refers to MPU Merger Sub, Inc., a Delaware corporation and wholly-owned subsidiary of MPU Cayman before the Redomicile Merger;

● “MTP” refers to the MPU DE’s wholly-owned subsidiary Marsprotocol Technologies Pte. Ltd., a Singapore exempt private company limited by shares;

● “Ordinary Shares” means Class A Shares, and Class B Shares and Class C Shares;

● “Redomicile Merger” means the redomicile merger consummated on October 8, 2024, pursuant to which MPU Merger Sub merged with and into MPU DE, with MPU DE surviving as a wholly owned subsidiary of MPU Cayman. The merger was conducted in accordance with the Third Amended and Restated Agreement and Plan of Merger, dated May 31, 2024, which was approved by MPU DE stockholders on September 25, 2024.

● “SEC” refers to the Securities and Exchange Commission;

● “Securities Act” refers to the Securities Act of 1933, as amended;

● “SDP” refers to the FunVerse’s wholly-owned subsidiary Saving Digital Pte. Ltd., a Singapore exempt private company limited by shares; and

● “Yuder” refers to FunVerse’s wholly-owned subsidiary, Yuder Ptd, Ltd., a Company incorporated under the laws of Singapore.

In this Exhibit 99.2, discrepancies in any table between the amounts identified as total amounts and the sum of the amounts listed therein are due to rounding.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

This Exhibit 99.2 and the information incorporated by reference herein and therein may contain “forward-looking statements” within the meaning of, and intended to qualify for the safe harbor from liability established by, the United States Private Securities Litigation Reform Act of 1995. These statements are based on our management’s beliefs and assumptions and on information currently available to us. These statements, which are not statements of historical fact, may contain estimates, assumptions, projections and/or expectations regarding future events, which may or may not occur. These statements involve known and unknown risks, uncertainties and other factors which may cause our actual results, performance or achievements to be materially different from those expressed or implied by the forward-looking statements. Important factors, among others, are: the ability to manage growth; ability to identify and integrate future acquisitions; ability to grow and expand our FlexTV and short drama streaming business within and outside the United States; ability to purchase Bitcoin or Ethereum (“BTC”), Ethereum (“ETH” or “Ether”) or Ethena governance token (“ENA”) at prices acceptable to us; ability to obtain additional financing in the future to fund capital expenditures and digital asset treasury reserve strategy and ability to create value; fluctuations in general economic and business conditions; costs or other factors adversely affecting the Company’s profitability; litigation involving patents, intellectual property, and other matters; compliance with evolving regulations in data protection, digital assets and short-form video industries across the jurisdictions in which we operate; a pandemic or epidemic; the possibility that the Company may not succeed in developing its new lines of businesses due to, among other things, changes in the business environment, competition, changes in regulation, or other economic and policy factors; and the possibility that the Company’s new lines of business may be adversely affected by other economic, business, and/or competitive factors. Cybersecurity threats and incidents and their impact on our systems and operations; our ability to manage working capital requirements efficiently; volatility in the market price and trading volume of our Class A Ordinary Shares. In some cases, you can identify these forward-looking statements by words or phrases such as “aim,” “anticipate,” “believe,” “could,” “estimate,” “expect,” “intend,” “may,” “plan,” “potential,” “should,” “will,” “would,” or similar expressions, including their negatives. We have based these forward looking statements largely on our current expectations and projections about future events and financial trends that we believe may affect our financial condition, results of operations, business strategy and financial needs. These forward-looking statements include:

●	future operating or financial results;

●	future payments of dividends, if any, and the availability of cash for payment of dividends, if any;

●	future acquisitions, business strategy and expected capital spending;

●	assumptions regarding interest rates and inflation;

●	ability to attract and retain senior management and other key employees;

●	ability to manage our growth;

●	ability to manage risks associated with our Bitcoin and/or Ethereum treasury reserve strategy;

●	fluctuations in general economic and business conditions;

●	financial condition and liquidity, including our ability to obtain additional financing in the future (from warrant exercises or outside services) to fund capital expenditures, acquisitions and other general corporate activities;

●	estimated future capital expenditures needed to preserve our capital base;

●	the ability to meet the NYSE American continuing listing standards, and the potential delisting of our securities from NYSE American;

●	potential changes in the legislative and regulatory environments;

●	a lower return on investment; and

●	potential volatility in the market price of our securities.

These and other factors are more fully discussed in our other filings with the SEC, including in “Risk Factors,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and elsewhere in our annual report on Form 20-F for our fiscal year ended December 31, 2024 and in our reports on Form 6-K, as amended and/or updated from time to time. In light of these and other uncertainties, you should not conclude that we will necessarily achieve any plans, objectives or projected financial results referred to in any of the forward-looking statements. Except as required by law, we do not undertake to release revisions of any of these forward-looking statements to reflect future events or circumstances.

Overview

We are a holding company incorporated in Cayman Islands and headquartered in Singapore. The Company wholly owns MPU DE which wholly-owns FunVerse Holding Limited, a British Virgin Islands company (“FunVerse”). FunVerse directly owns Yuder Pte, Ltd., a Singapore corporation (“Yuder”) and Saving Digital Pte. Ltd., a Singapore corporation. Yuder operates FlexTV, a short drama streaming platform based in Singapore that produces English, Japanese and Thai dramas that are also translated into different languages for our users that are spread across various parts of the world such as Europe, America, and Southeast Asia. In addition to creating original dramas, Yuder also acquires third party content licenses which it then translates and distributes on its FlexTV platform. To deliver diverse and international content to our users, Yuder’s production team has filmed  in various parts of the world, including, but not limited to, the United States, Mexico, Australia, Thailand, and Philippines.

On September 24, 2025, a wholly owned subsidiary FunVerse Holding INC was established under the laws of Cayman Islands. As of the date hereof, the organizational chart is now as follows:

Recent Corporate Developments and Material Changes

Updates to Digital Asset Treasury Reserve Strategy and Web3 Strategy

On May 30, 2025, the Board of Directors of the Company (the “Board”) first adopted a digital assets treasury (“DAT”) reserve strategy to hold BTC and ETH, which was adjusted on August 21, 2025 to focus on leading stablecoins (such as Ethena token USDe) and their governance tokens (such as Ethena governance token, or ENA) as our primary treasury assets. On September 30, 2025, the Board updated our DAT strategy from holding leading stablecoins tokens and their governance tokens to on a “dual-engine” approach consisting of:

(a)	Stable Yield, through holding a basket of stablecoins and deploying them into low-risk decentralized finance (“DeFi”) strategies to generate recurring income; and

(b)	Growth Potential, through allocation to governance tokens of leading stablecoin protocols, aiming to capture long-term upside in the stablecoin sector.

In addition, depending on market conditions, we may continue to purchase, hold, or sell BTC, ETH, and other Digital Assets. We may engage in protocol staking and liquid staking activities (“Staking Activities”) with a portion of the Digital Assets we hold, to the extent such Digital Assets are unencumbered and eligible for such activities. Staking Activities typically involve delegating our eligible Digital Assets to one or more third-party validators of the applicable blockchain network through one or more custodians and/or other service providers, or deploying our eligible Digital Assets on one or more third-party DeFi protocols. Generally, when we engage in Staking Activities, we will earn protocol staking rewards or other compensation (e.g., a share of a DeFi protocol’s revenue), net of service fees. In some instances, our staked Digital Assets may be subject to a bonding period, meaning, we will be unable to freely withdraw or otherwise un-bond our staked Digital Assets.

As a result of our updated DAT strategy, subject to market conditions and anticipated needs of our business, we may purchase and/or sell cryptocurrencies such as BTC, ETH, USDe, ENA, and other stablecoin and stablecoin governance tokens to adjust our holdings. However, we do not plan to integrate cryptocurrencies into our short drama streaming platform known as “FlexTV” operated by Funverse, our indirect wholly-owned subsidiary. Our DAT strategy and DAT reserve will also not be used to support our streaming business or customers, which will remain a separate segment operated by Funverse.

Amid increasingly clear regulatory frameworks for stablecoins, we believe that this sector is entering into a phase of accelerated development. As multiple countries introduce regulations and integrate stablecoins into their financial systems, the issuance volume of stablecoins is poised for exponential growth.

A key aspect of our DAT strategy is to raise capital to be used to increase our positions in stablecoins in a manner which is accretive to shareholders. This can come in the form of equity, equity-linked debt, or other forms of offerings designed to maximize shareholder exposure to stablecoins within a prudent risk management framework.

We intend to allocate existing funds and capital to purchase ENA, USDe, BTC and other qualified digital assets pursuant to our dual-engine DAT strategy. Capital deployment will be gradual and subject to position limits, liquidity buffers, and drawdown controls. We plan to generate profit from our dual-engine DAT strategy through (i) capital appreciation of long-term strategic holdings; and (ii) engaging in Staking Activities to generate income. Our goal is to acquire and grow our overall positions for the digital assets that we hold and generate recurring yield on our digital asset holdings. Although our DAT strategy is intended for long-term holding for growth, we may monetize or rebalance our digital asset portfolio from time to time to meet liquidity needs, manage risk, or support operational or strategic initiatives. All such actions are subject to management review and, where appropriate, board oversight.

Tokenomics considerations for assets we hold or may acquire, including supply, issuance and peg maintenance, are discussed below.

Our DAT asset strategy is not intended to materially alter our short drama streaming business.

Our Digital Assets Holdings

We intend to acquire and hold digital assets totaling approximately $6.5 million in ENA and $3 million in BTC through the use of proceeds of the private placement we closed in July 2025. As of September 30, 2025, we have used approximately $7.6 million of such proceeds to purchase 8,916,805 ENA and 12 BTC. The company has not identified what other digital assets we intend to acquire using the remaining proceeds of the private placement we closed in July 2025. The Board plans to discuss and identify other digital assets the Company will acquire and hold by the end of 2025.

During the period between May 30, 2025 and September 30, 2025, we purchased a total of approximately 12 BTC at an aggregate purchase price of approximately $1,263,348 for an average purchase price of approximately $105,279 per BTC, inclusive of fees and expenses. We did not sell any BTC during the period between May 30, 2025 and September 30, 2025. As of September 30, 2025, at 4:00 p.m. Eastern Time, the market price of one BTC reported on the CoinMarketCap (our principal market data provider) was $114,056.

During the period between May 30, 2025 and September 30, 2025, we purchased a total of approximately 40 ETH at an aggregate purchase price of approximately $98,5000 for an average purchase price of approximately $2,462 per ETH, inclusive of fees and expenses. We sold all of our ETH during the period between May 30, 2025 and September 30, 2025 for an aggregate price of approximately $169,928 for an average price of approximately $4,248 per ETH. As of September 30, 2025, at 4:00 p.m. Eastern Time, the market price of one ETH reported on the CoinMarketCap (our principal market data provider) was $4,146.

During the period between August 21, 2025 and September 30, 2025, we purchased a total of approximately 500,000 USDe at an aggregate purchase price of approximately $500,000 for an average purchase price of approximately $1.00 per USDe, inclusive of fees and expenses. During the period between August 21, 2025 and September 30, 2025, we purchased a total of approximately 8,916,805 ENA at an aggregate purchase price of approximately $6,435,184 for an average purchase price of approximately $0.72 per ENA, inclusive of fees and expenses and reflecting $1,451,582 in cumulative impairment losses attributable to the digital assets trading price fluctuations. We did not sell any USDe or ENA during the period between August 21, 2025 and September 30, 2025. As of September 30, 2025, at 4:00 p.m. Eastern Time, the market price of one USDe reported on the CoinMarketCap (our principal market data provider) was $1.00, and the market price of one ENA reported on CoinMarketCap (our principal market data provider) was $0.56.

As of September 30, 2025, we carried $6,852,274 of digital assets on our balance sheet, consisting of approximately (i) 12 BTC, (ii) 0 ETH , (iii) 8,916,805 ENA, and (iv) 500,000 USDe, and reflecting $1,274,829 in cumulative impairment losses attributable to the digital assets trading price fluctuations.

Due in particular to the volatility in the price of Digital Assets such as USDe, ENA, BTC, and ETH, we expect our adoption of ASU 2023-08 to increase the volatility of our financial results and it could significantly affect the carrying value of our Digital Assets on our balance sheet. Because we intend to purchase Digital Assets in future periods and increase our overall holdings of Digital Assets, we expect that the proportion of our total assets represented by our digital assets will increase in the future. As a result, and in particular with respect to the quarterly periods and full fiscal year with respect to which ASU 2023-08 will apply, and for all future periods, volatility in our earnings may be significantly more than what we experienced in prior periods.

As a result of our adoption of ASU 2023-08, as of September 30, 2025, we are required to apply a cumulative-effect net decrease to the opening balance of our retained earnings of $1,274,829.

Private placement

On July 24, 2025, the Company signed a Securities Purchase Agreement (the “Agreement”) with certain accredited investors (collectively, the “Investors”), pursuant to which the Investors, severally and not jointly, agreed, subject to certain terms and conditions of the Agreement, to purchase an aggregate of 16,000,000 Class A ordinary shares, par value $0.001 (the “Class A Shares”), for an aggregate purchase price of $16,000,000, or $1.00 per Class A Share (the “Offering Purchase Price”, the transactions contemplated under the Agreement, the “Offering”). The Offering closed on the same day and the proceeds therefrom will provide a solid capital foundation for the Company’s proposed strategic expansion into the stablecoin sector.

In connection with preparation of the Offering, on July 17, 2025, the Company entered into a Finder’s Agreement with Web3 Capital Limited, a company formed under the laws of Cayman Islands (the “Finder”). The Company has agreed to a fee, to be paid in Class A Shares, equal to 5% of the Class A Shares subscribed by the investors introduced by the Finder. Upon the closing of the Offering, the Company issued 785,000 Class A Shares to the Finder under the Finder’s Agreement.

In addition, pursuant to a prior engagement letter with H.C. Wainwright & Co. (“Wainwright”), the Company agreed to pay Wainwright a cash fee equal to 3% of the aggregate gross proceeds raised in the Offering that is in excess of $5,000,000. Wainwright acted as financial advisor to the Company and has not been engaged in the solicitation or distribution of the Offering.

Increase of share capital

On August 15, 2025, the Company’s shareholders approved an increase of the share capital to US$1,110,000, , divided into: (i) 1,000,000,000 class A ordinary shares of par value US$0.001 each, (ii) 50,000,000 class B ordinary shares of par value US$0.001 each, (iii) 50,000,000 class C ordinary shares of par value US$0.001 each, and (iv) 10,000,000 preferred shares of par value US$0.001 each, by an addition of 900,000,000 class A ordinary shares of par value US$0.001 each, and 40,000,000 class B ordinary shares of par value US$0.001 each, and the creation of a new share class comprising of 50,000,000 class C ordinary shares of par value US$0.001 each.

Conversion of Class B ordinary shares into Class C ordinary shares and grant Class C ordinary shares to a management

On September 2, 2025, Mr. Yucheng Hu, Chairman of the Board of Directors and a shareholder of the Company, submitted a notice of conversion pursuant to the Company’s Third Amended and Restated Memorandum and Articles of Association (“MAA”), requesting to convert 3,123,723 Class B ordinary shares, par value $0.001 per share (“Class B Shares”), into 3,123,723 Class C ordinary shares, par value $0.001 per share (“Class C Shares”) (the “Conversion”). Each Class B Share is convertible into one (1) Class A ordinary share, par value$0.001 (“Class A Share”), or one (1) Class C Share, at the option of the holder. Each Class C Share is convertible into one (1) Class A Share at the option of the holder. Each Class A Share shall be entitled to one (1) vote, each Class B Share shall be entitled to one hundred (100) votes, and each Class C Share shall be entitled to fifty (50) votes.

On September 3, 2025, Mr. Hu entered into a share transfer agreement, pursuant to which he agreed to transfer 2,290,390 Class C Shares to Mr. Yaman Demir, a director of the Company, at par value and as permitted under the MAA (the “Transfer”).

The Conversion and the Transfer closed on September 22, 2025.

Corporate Updates

On June 27, 2025, the Board appointed Mr. Yaman Demir as an executive director of the Board. Mr. Yaman Demir, age 44, is a seasoned digital asset investor with a proven track record of successful exits across 20+ crypto projects. His investment portfolio spans key sectors including DeFi, NFT infrastructure, Layer1 network and stable coins.

On October 14, 2025, Ms. Siyuan Zhu notified the Board of Directors of her decision to resign from any and all positions on the Board (including any committees thereof), effective as of the same date. Ms. Zhu’s resignation is for personal reasons and not due to any disagreement with the Company’s management team or the Company’s Board on any matter relating to the operations, policies or practices of the Company or any issues regarding the Company’s accounting policies or practices. On October 14 2025, as a result of Ms. Zhu’s departure, the Board appointed Dr. Yunhao Chen as an independent director of the Board, a member of the Compensation Committee and Audit Committee, and chairperson of the Audit Committee, effective immediately.

On October 27, 2025, Mr. Yucheng Hu notified the Board of Directors of his decision to step down as Chairman of the Board, while continuing to serve as an executive director and the Chief Executive Officer of the Company. On the same day, the Board appointed Mr. Yaman Demir to serve as Chairman of the Board.

Key Components of Results of Operations

Revenues

We generated revenue primarily from (i) membership and top-up streaming services, also known as in-App purchase services (“IAP”), (ii) online advertising services, also known as in-App advertising services (“IAA”), and (iii) content licensing business of our short dramas. For the three and nine months ended September 30, 2025 and 2024, our revenues were comprised of the following:

	For the Three Months Ended September 30,		For the Nine months ended September 30,
	2025	2024	2025	2024

In-App Purchase services	$4,876,400	$9,294,400	$17,331,900	$23,614,200
In-App Advertising services	725,600	1,031,100	1,875,900	2,319,000
Content licensing business	509,500	20,000	1,700,500	20,000
	$6,111,500	$10,345,500	$20,908,300	$25,953,200

Membership and top-up streaming services (“IAP”)

Membership and top-up streaming services are referred to as In-App Purchases (“IAP”). We offer membership services to subscribers in various countries and provide the plans that primarily include access to exclusive and ad-free streaming of short dramas, accelerated downloads and more. Users can choose to become weekly, monthly or annual members on our short drama streaming platform. Users can also top up their accounts to acquire in-app coins on our platform, which are then used to continue viewing the short dramas. Users can also earn in-app coins by completing daily and new user tasks.

For the three months ended September 30, 2025 and 2024, we collected recharge amount of approximately $4.8 million and $9.5 million from In-App Purchases services, respectively. For the nine months ended September 30, 2025 and 2024, we collected recharge amount of approximately $17.5 million and $25.3 million from In-App Purchases services, respectively. We recognize revenues ratably over the membership period and consumption of in-app coins as services are rendered.

	For the nine months ended September 30, 2025
	United States and	Asia-	Europe, Middle East	Latin
	Canada	Pacific	and Africa	America	Total
Revenues from In-App Purchases services	$5,719,800	$6,696,500	$3,896,000	$1,091,600	$17,331,900

Period Active Users (“PAU”)(1)	697,259	2,237,881	1,611,055	707,035	5,253,230
Average membership and top-up streaming services revenue per active user (“ARPU”)(2)	$8.20	$2.99	$2.42	$1.44	$3.30
Period Paying Users (“PPU”) (3)	123,175	214,764	134,603	49,429	521,971
Average membership and top-up streaming services revenue per paying user (“ARPPU”)(4)	$46.44	$31.18	$28.94	$20.63	$33.20

(1)	A PAU is defined as a user who has downloaded and opened FlexTV app at least once. For the nine months ended September 30, 2025, the PAU is calculated at the total of nine months PAU.

(2)	ARPU is defined as average membership and top-up streaming services revenue generated by each active user in one period.

(3)	A PPU is defined as a user who has registered for a membership or topping up, provided a method of payment, and is entitled to access FlexTV services. This membership or topping up does not include participation in free trials or other promotional offers extended by the company to new users. For the nine months ended September 30, 2025, the PPU is calculated at the total of nine monthly PPU.

(4)	ARPPU is defined as average membership and top-up streaming services revenue generated by each paying user in one period.

Online advertising services (“IAA”)

Online advertising services are referred to as In-App Advertising (“IAA”). We sell advertising services by delivering brand advertising primarily to third-party advertising agencies. We provide advertisement placements on our short drama streaming platform in different formats, including but not limited to video, banners, links, logos, brand placement and buttons. We identify one performance obligation in the contracts with customers. Revenues are recognized over time based on amounts invoiced to the customers.

Content licensing business

The Company launched its content licensing business for its self-produced short dramas to certain online media platforms in the year of 2024. The Company entered into license agreements with third party platform customers, pursuant to which the Company grants licenses of its self-produced short-dramas to the platforms and allows them to distribute the short dramas for an agreed period of time. The transaction price is comprised of a fixed price and variable price which is calculated at a percentage of the revenues generated by the customers. The Company recognized revenues at fixed price upon granting licenses to the customers, and will recognize the variable price once the fees are collected. For the three months ended September 30, 2025 and 2024, the Company generated revenues of approximately $0.5 million and $20,000, respectively, from its content licensing business. For the nine months ended September 30, 2025 and 2024, the Company generated revenues of approximately $1.7 million and $20,000, respectively, from its content licensing business.

Cost of revenues

For the three and nine months ended September 30, 2025 and 2024, the cost of revenues was primarily comprised of platform service fees charged by third party payment processors, amortization of produced contents and software and copyrights which were applied to produce short dramas and other expenses which were directly attributable to producing short dramas.

	For the Three Months Ended September 30,		For the Nine months ended September 30,
	2025	2024	2025	2024
Platform service fees charged by third party payment processors	$1,596,300	$2,795,700	$4,896,700	$7,339,300
Amortization of content assets	1,369,300	1,351,000	4,024,700	2,590,900
Others	230,400	147,000	624,600	572,600
	$3,196,000	$4,293,700	$9,546,000	$10,502,800

Selling expenses

Selling and marketing expenses primarily consist of advertising expenses, primarily composed of traffic expenses, and other miscellaneous expenses.

	For the Three Months Ended September 30,		For the Nine months ended September 30,
	2025	2024	2025	2024
Advertising expenses	$2,604,800	$6,404,400	$10,384,200	$18,332,700
Others	27,400	33,500	81,100	168,300
	$2,632,200	$6,437,900	$10,465,300	$18,501,000

General and administrative expenses

General and administrative expenses primarily consist of (i) IT expenses, (ii) payroll and welfare expenses advertising expenses; (iii) professional and consulting expenses including legal expenses, audit expenses and other consultants, and (iv) other miscellaneous expenses.

	For the Three Months Ended September 30,		For the Nine months ended September 30,
	2025	2024	2025	2024
IT expenses	$1,158,400	$724,900	$3,187,900	$2,177,100
Payroll and welfare expenses	2,837,000	474,700	3,782,500	2,041,600
Consulting expenses	5,239,400	629,600	6,600,600	2,261,300
Others	601,600	472,600	942,800	936,300
	$9,836,400	$2,301,800	$14,513,800	$7,416,300

Income taxes

We account for income taxes in accordance with the authoritative guidance, which requires income tax effects for changes in tax laws to be recognized in the period in which the law is enacted.

Cayman Islands

Under the current laws of the Cayman Islands, we are not subject to tax on income or capital gains. Additionally, upon payments of dividends by us our shareholders, no withholding tax will be imposed.

United States

The Company and its subsidiaries file income tax returns in the U.S. federal jurisdiction and various state. Currently we are not under any audit examination from federal or state tax authority in the United States.

The tax expenses primarily come from the state minimum taxes and franchise taxes.

Singapore

We are subject to corporate income tax for its business operation in Singapore. Tax on corporate income is imposed at a flat rate of 17% based on the adjusted taxable income.

Deferred tax assets and liabilities are recognized using enacted tax rates for the effect of temporary differences between the book and tax bases of recorded assets and liabilities. The ASC 740 – Accounting for Income Tax guidance also requires that deferred tax assets be reduced by a valuation allowance if it is more likely than not that a portion of the deferred tax asset will not be realized.

We have determined that a valuation allowance is necessary against the full population of the deferred tax assets as based on all available evidence, we do not anticipate that our future taxable income will be sufficient to recover our deferred tax assets. However, should there be a change in our ability to recover our deferred tax assets, we will re-valuate our position and release a portion or all the valuation allowance if required.

The calculation of our tax liabilities involves dealing with uncertainties in the application of complex tax regulations. In accordance with the authoritative guidance on accounting for uncertainty in income taxes, we recognize liabilities for uncertain tax positions based on the two-step process. The first step is to evaluate the tax position for recognition by determining if the weight of available evidence indicates that it is more likely than not that the position will be sustained in audit, including resolution of related appeals or litigation processes, if any. The second step is to measure the tax benefit as the largest amount that is more than 50% likely of being realized upon ultimate settlement. As of September 30, 2025, we do not have any uncertain tax positions based on our analysis.

We reevaluate these uncertain tax positions on a quarterly basis. This evaluation is based on factors including, but not limited to, changes in facts or circumstances, changes in tax law, effectively settled issues under audit and new audit activities. Any change in these factors could result in the recognition of a tax benefit or an additional charge to the tax provision.

Results of Operations

The following table represents our unaudited condensed consolidated statement of operations for the three and nine months ended September 30, 2025 and 2024.

	For the Three Months Ended September 30,		For the Nine Months Ended September 30,
	2025	2024	2025	2024

Revenues	$6,111,500	$10,345,500	$20,908,300	$25,953,200
Cost of revenues	(3,196,000)	(4,293,700)	(9,546,000)	(10,502,800)
Gross profit	2,915,500	6,051,800	11,362,300	15,450,400

Operating expenses:
Selling expenses	(2,632,200)	(6,437,900)	(10,465,300)	(18,501,000)
General and administrative expenses	(9,836,400)	(2,301,800)	(14,513,800)	(7,416,300)
Total operating expenses	(12,468,600)	(8,739,700)	(24,979,100)	(25,917,300)

Loss from operations	(9,553,100)	(2,687,900)	(13,616,800)	(10,466,900)

Other income (expenses):
Changes in fair value of digital assets	(1,293,700)	-	(1,274,700)	2,238,700
Share of equity income (loss)	300	-	(2,100)	-
Impairment of long-term investments	-	(546,000)	-	(770,800)
Changes in fair value of trading securities	(2,600)	-	(3,800)	-
Interest income, net	2,200	84,800	96,600	58,200
Other income (expenses), net	3,800	(5,600)	16,200	1,600
Total other (expenses) income, net	(1,290,000)	(466,800)	(1,167,800)	1,527,700

Loss from operations before income tax	(10,843,100)	(3,154,700)	(14,784,600)	(8,939,200)

Income tax (expenses) benefits	(800)	(400)	(1,400)	275,800
Net loss and comprehensive loss	$(10,843,900)	(3,155,100)	(14,786,000)	(8,663,400)

For the three months ended September 30, 2025 and 2024

Revenues

For the three months ended September 30, 2025, we collected recharge amount of approximately $4.8 million from membership and top-up streaming services, we generated revenues from membership and top-up streaming services of approximately $4.9 million, online advertising service of approximately $0.7 million and content licensing services of approximately $0.5 million, respectively. For the three months ended September 30, 2025, we had paying users of 157,371. We earned ARPPU of $30.99 for the three months ended September 30, 2025.

For the three months ended September 30, 2024, we collected recharge amount of approximately $9.5 million from membership and top-up streaming services, we generated revenues from membership and top-up streaming services of approximately $9.3 million, online advertising service of approximately $1.0 million and content licensing services of $20,000, respectively. For the three months ended September 30, 2024, we had paying users of 359,354. We earned ARPPU of $25.86 for the three months ended September 30, 2024.

For the three months ended September 30, 2025, our revenues were approximately $6.1 million, decreasing by approximately $4.2 million from $10.3 million for the three months ended September 30, 2024. The decrease was attributable to a decrease of approximately $4.4 million in revenues from membership and top-up streaming services and a decrease of approximately $0.3 million from online advertising services, partially offset by an increase of approximately $0.5 million in content licensing business.

Revenues from membership and top-up streaming services. Our revenues from membership and top-up streaming services for the three months ended September 30, 2025 decreased by approximately $4.4 million, or 47.5%. The decrease was primarily caused by a decrease in paying users from 359,354 for the three months ended September 30, 2024 to 157,371 for the same period of 2025, affected by the decrease in the release of new short-dramas on our platform and the reduced advertising efforts to attract new paying users, due to the sharp rise in the unit user acquisition cost, driven by intensified competition as a result of rapidly increasing new entrants into the short-drama industry. For the three months ended September 30, 2025, we focused on developing short-dramas for our content licensing business.

Revenues from content licensing business. Our revenues from content licensing business were approximately $0.5 million for the three months ended September 30, 2025. We commenced the content licensing business in the third quarter of 2024, and generated minimal revenues of $20,000 for the three months ended September 30, 2024.

Cost of revenues

For the three months ended September 30, 2025, our cost of revenues was approximately $3.2 million, decreasing by approximately $1.1 million from $4.3 million for the three months ended September 30, 2024. The changes in cost of revenues was primarily derived from a decrease of approximately $1.2 million in platform service fees charged by third party payment processors which was in line with a decrease in revenues from membership and top-up streaming services.

Gross profit

As a result of the foregoing, we generated gross profit of approximately $2.9 million and $6.1 million, respectively, for the three months ended September 30, 2025 and 2024.

Selling expenses

Our selling expenses decreased by approximately $3.8 million, or 59.1%, from approximately $6.4 million for the three months ended September 30, 2024 to approximately $2.6 million for the same period of 2025. The decrease was primarily due to a decrease of approximately $3.8 million in advertising expenses which was in line with our decrease in revenues from membership and top-up streaming services.

General and administrative expenses

For the three months ended September 30, 2025, we incurred general and administrative expenses of approximately $9.8 million, representing an increase of approximately $7.5 million, or 327.3% from approximately $2.3 million for the three months ended September 30, 2024. The increase was primarily attributable to an increase of approximately $0.4 million in IT expenses because we incurred more IT support expenses for our short drama streaming platform, an increase of approximately $2.4 million in payroll expenses, which was because we issued more ordinary shares as compensation expenses to management, leading to an increase of share-based compensation expense of approximately $2.1 million, and an increase of approximately $4.6 million in consulting expenses, which was because we issued more ordinary shares with as compensation expenses to consultants leading to an increase of share-based compensation expense of approximately $2.4 million and an increase of consulting expenses of approximately $1.7 million, which was incurred in private placements.

Net Loss

As a result of the foregoing, net loss for the three months ended September 30, 2025 was approximately $10.8 million, increasing by approximately $7.6 million, or 243.7%, from approximately $3.2 million for the three months ended September 30, 2024.

For the nine months ended September 30, 2025 and 2024

Revenues

For the nine months ended September 30, 2025, we collected recharge amount of approximately $17.5 million from membership and top-up streaming services, we generated revenues from membership and top-up streaming services of approximately $17.3 million, online advertising service of approximately $1.9 million and content licensing services of approximately $1.7 million, respectively. For the nine months ended September 30, 2025, we had paying users of 521,971. We earned ARPPU of $33.20 for the nine months ended September 30, 2025.

For the nine months ended September 30, 2024, we generated revenues from membership and top-up streaming services of $23.6 million, online advertising service of $2.3 million and content licensing services of $20,000, respectively. For the nine months ended September 30, 2024, we had paying users of 856,672. We earned ARPPU of $27.57 for the nine months ended September 30, 2024.

Compared with revenues for the nine months ended September 30, 2024, our revenues for the nine months ended September 30, 2025 decreased by approximately $5.0 million, or 19.4%. The decrease was primarily due to a decrease of approximately $6.3 million in revenues from membership and top-up streaming services, partially offset by an increase of revenues from content licensing business of approximately $1.7 million.

Revenues from membership and top-up streaming services. Our revenues from membership and top-up streaming services for the nine months ended September 30, 2025 decreased by approximately $6.3 million, or 26.6%. The decrease was primarily caused by a decrease in paying users from 856,672 for the nine months ended September 30, 2024 to 521,971 for the same period of 2025, affected by a decrease in release of new short-dramas on our platform and the reduced advertising efforts to attract new paying users, due to the sharp rise in the unit user acquisition cost, driven by intensified competition as a result of rapidly increasing new entrants into the short-drama industry. For the nine months ended September 30, 2025, we focused on developing short-dramas for our content licensing business.

Revenues from content licensing business. Our revenues from content licensing business were approximately $1.7 million for the nine months ended September 30, 2025. We commenced the content licensing business in the third quarter of 2024, and generated minimal revenues of $20,000 for the nine months ended September 30, 2024.

Cost of revenues

For the nine months ended September 30, 2025 and 2024, the cost of revenues decreased by approximately $1.0 million, or 9.1%. The changes in cost of revenues was primarily derived from a decrease of approximately $2.4 million in platform service fees charged by third party payment processors which was in line with a decrease in revenues from membership and top-up streaming services, partially offset by an increase of approximately $1.4 million in amortization of content assets with an increase in content assets on our platform.

Gross profit

As a result of the foregoing, we generated gross profit of approximately $11.4 million and $15.5 million, respectively, for the nine months ended September 30, 2025 and 2024.

Selling expenses

Our selling expenses decreased by approximately $8.0 million, or 43.4%, from approximately $18.5 million for the nine months ended September 30, 2024 to approximately $10.5 million for the same period of 2025. The decrease was primarily due to a decrease of approximately $7.9 million in advertising expenses which was in line with our decrease in revenues from membership and top-up streaming services.

General and administrative expenses

For the nine months ended September 30, 2025, we incurred general and administrative expenses of approximately $14.5 million, representing an increase of approximately $7.1 million, or 95.7% from approximately $7.6 million for the nine months ended September 30, 2024. The increase was primarily attributable to an increase of approximately $1.0 million in IT expenses because we incurred more IT support expenses for our short drama streaming platform, an increase of approximately $1.7 million in payroll expenses, which was because we issued more ordinary shares as compensation expenses to management, leading to an increase of share-based compensation expense of approximately $2.1 million, and an increase of approximately $4.3 million in consulting expenses, which was because we issued more ordinary shares as compensation expenses to consultants leading to an increase of share-based compensation expense of approximately $2.4 million and an increase of consulting expenses of approximately $1.7 million which was incurred in private placements.

Income tax (expenses) benefits

Income tax expenses were $1,400 for the nine months ended September 30, 2025, which was state tax incurred by one subsidiary.

Income tax benefits were approximately $0.3 million for the nine months ended September 30, 2024, which was mostly driven by a deferred tax liability of $0.3 million from intangible assets acquired from Yuder Pte Ltd.

Net Loss

As a result of the foregoing, net loss for the nine months ended September 30, 2025 was approximately $14.8 million, increasing by approximately $6.1 million, or 70.7%, from approximately $8.7 million for the nine months ended September 30, 2024.

Liquidity and Capital Resources

To date, we have financed our operating and investing activities primarily through cash generated from operating activities and equity financing through private placements. As of September 30, 2025, the Company held cash of approximately $9.8 million.

For the three months ended September 30, 2025 and 2024, the Company reported net losses of approximately $10.8 million and $3.2 million, respectively. For the nine months ended September 30, 2025 and 2024, the Company reported net losses of approximately $14.8 million and $8.7 million, respectively. In addition, the Company had accumulated deficits of approximately $41.1 million and $26.3 million as of September 30, 2025 and December 31, 2024, respectively, but the Company had working capital of approximately $32.7 million among which the Company held cash of approximately $9.8 million and digital assets of approximately $8.9 million as of September 30, 2025, which is expected to support our operating and investing activities for the next 12 months.

The Company’s liquidity is based on its ability to generate cash from operating activities and obtain financing from investors to fund its general operations and capital expansion needs. The Company’s ability to continue as a going concern is dependent on management’s ability to successfully execute its business plan, which includes increasing revenue while controlling operating cost and expenses to generate positive operating cash flows and obtain financing from outside sources.

Given the financial condition of the Company and its operating performance, the Company assesses current working capital is sufficient to meet its obligations for the next 12 months from the issuance date of the Form 6-K of which this exhibit is a part of Accordingly, management continues to prepare the Company’s unaudited condensed consolidated financial statements on going concern basis.

The preparation of the unaudited condensed consolidated financial statements in conformity with GAAP requires management to make estimates and assumptions that affect (i) the reported amounts of assets and liabilities at the date of the financial statements, (ii) the disclosure of contingent assets and liabilities, and (iii) the reported amounts of revenue and expenses during the reporting period. Actual results may differ from those estimates. Estimates and judgments are used when accounting for the amount and timing of future cash flows associated with each asset that are used to evaluate whether assets are impaired, accounting for income taxes, and the amounts recorded as allowances for credit losses.

Cash Flow

The following table sets forth a summary of our cash flows for the nine months ended September 30, 2025 and 2024 presented:

	For the Nine months ended September 30,
	2025	2024
Net cash (used in) provided by operating activities	$(7,475,300)	$4,915,100
Net cash used in investing activities	(1,550,900)	(1,601,700)
Net cash provided by financing activities	9,921,500	3,504,900
Net changes in cash and cash equivalents	895,300	6,818,300
Cash, cash equivalents, beginning of period	8,870,800	3,129,800
Cash, cash equivalents, end of period	$9,766,100	$9,948,100

Operating activities

Net cash used in operating activities for the nine months ended September 30, 2025 was approximately $7.5 million, primarily attributable to net loss of approximately $14.8 million, adjusted for (a) non-cash items including amortization of content assets of approximately $4.0 million, changes in fair value of digital assets of approximately $1.2 million and share-based compensation expenses to certain management and non-employees of approximately $19.2 million, and (b) changes in operating assets and liabilities including (i) an increase of content assets of approximately $4.0 million as we invested in content assets since we acquired FunVerse in January 2024, and (ii) an increase of approximately $13.3 million in prepaid expenses and other current assets due to deferral of share-based compensation expenses.

Net cash provided by operating activities for the nine months ended September 30, 2024 was $4.9 million, primarily attributable to net loss of approximately $8.7 million, adjusted for (a) non-cash items including an increase in fair value of approximately $2.2 million in digital assets, amortization of content assets of approximately $2.6 million, impairment of long-term investments of approximately $0.8 million, and share-based compensation expenses to certain employees of approximately $1.3 million, and (b) changes in operating assets and liabilities including (i) a decrease of digital assets of approximately $12.3 million as we exchanged ETH and USDT into cash, (ii) an increase of content assets as we invested in content assets since we acquired FunVerse in January 2024, and (iii) an increase of approximately $1.4 million in contract liabilities and an increase of approximately $3.2 million in accrued and other current liabilities, which were caused by acquisition of Yuder in January 2024.

Investing activities

For the nine months ended September 30, 2025, the cash flow used in investing activities was approximately $1.6 million, which was primarily attributable to purchase of digital assets of approximately $1.4 million and investment of approximately $0.2 million in one equity investee, partially offset by collection of loans of approximately $0.1 million from a related party.

For the nine months ended September 30, 2024, the cash flow used in investing activities was approximately $1.6 million, which was primarily attributable to purchase of digital assets of approximately $0.6 million and investment in equity investees of approximately $0.5 million, loans of $0.6 million made to a related party, partially offset by acquisition of cash of approximately $0.1 million from acquisition of Yuder.

Financing activities

For the nine months ended September 30, 2025, we raised cash of approximately $9.9 million from private placements.

For the nine months ended September 30, 2024, we raised cash of approximately $3.5 million from private placement closed in January 2024, May 2024 and August 2024.

Critical Accounting Estimates

In preparing the unaudited condensed consolidated financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the amounts reported in our consolidated financial statements and accompanying notes. However, uncertainty about these assumptions and estimates could result in outcomes that could require a material adjustment to the carrying amount of the assets or liabilities in the future.

We consider an accounting estimate to be critical if: (i) the accounting estimate requires us to make assumptions about matters that were highly uncertain at the time the accounting estimate was made, and (ii) changes in the estimate that are reasonably likely to occur from period to period or use of different estimates that we reasonably could have used in the current period, would have a material impact on our financial condition or results of operations. The management determines there are no critical accounting estimates.